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Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Year ended December 31,					Three Months Ended March 31,
In millions of dollars, except for ratios	2011(1)(3)(4)(5)	2010(2)(3)(4)(5)	2009(3)(4)(5)	2008(3)(4)(5)	2007(3)(4)(5)	2012(1)(4)	2011(1)(4)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$15,542	$16,674	$17,711	$33,410	$48,387	$3,539	$4,003
Interest factor in rent expense	503	493	522	734	623	124	124

Total fixed charges	$16,045	$17,167	$18,233	$34,144	$49,010	$3,663	$4,127

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$14,624	$13,184	$(7,799)	$(52,355)	$646	$4,068	$4,216
Fixed charges (excluding preferred stock dividends)	16,045	17,167	18,233	34,144	49,010	3,663	4,127

Total income	$30,669	$30,351	$10,434	$(18,211)	$49,656	$7,731	$8,343

Ratio of income to fixed charges excluding interest on deposits	1.91	1.77	NM	NM	1.01	2.11	2.02

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$24,234	$25,096	$27,902	$53,133	$75,958	$5,590	$6,053
Interest factor in rent expense	503	493	522	734	623	124	124

Total fixed charges	$24,737	$25,589	$28,424	$53,867	$76,581	$5,714	$6,177

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$14,624	$13,184	$(7,799)	$(52,355)	$646	$4,068	$4,216
Fixed charges (excluding preferred stock dividends)	24,737	25,589	28,424	53,867	76,581	5,714	6,177

Total income	$39,361	$38,773	$20,625	$1,512	$77,227	$9,782	$10,393

Ratio of income to fixed charges including interest on deposits	1.59	1.52	NM	NM	1.01	1.71	1.68

(1)
On March 1, 2011, Citigroup announced an agreement to sell its Egg credit card business to Barclays Bank PLC. Citigroup reports this business separately as discontinued operations in the Company's Consolidated Statement of Income for the full year of 2011 and the first quarter of 2012. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(2)
On September 17, 2010, Citigroup announced an agreement to sell its The Student Loan Corporation to Discover Financial Services ("Discover") and SLM Corporation ("Sallie Mae"). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income for the third and fourth quarters of 2010 only. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(3)
On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation (hereafter SMBC). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(4)
On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(5)
On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup's CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

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  Exhibit 12.01